82-4401

REVIEWED INTERIM RESULTS

for the six months ended 28 February 2002

The power behind world-class brands

JD GROUP

www.jdg.co.za

Financial aspects

- **Revenue up 8% to R2,1 billion**
- **Total sales of merchandise up 14% to R1,4 billion**
- **Growth in receivables book up 2%**
- **Gearing maintained at 43%**
- **Headline earnings per share down 37% to 125,7 cents**
- **Asset base strengthened**

Trading environment and implications

- Difficult economic and trading conditions in local durable credit retail market
- Conscious decision to protect the quality of Group assets in the long-term
- Tighter credit granting and review model to reduce risk exposure
- Consequential effects of the above:
  - higher cash sales component
  - increase in deposits
  - decline in the number of creditworthy customers
  - reduction in margins

ncome statement

Audited 12 months ended 31 August 2001 R million	Reviewed 6 months ended 28 February 2001 R million		Reviewed 6 months ended 28 February 2002 R million	Change %
2 301	1 189	Sale of merchandise	1 352	14
738	364	Finance charges earned	384	5
560	312	Financial services	287	(8)
189	96	Other services	103	7
3 788	1 961	Revenue	2 126	8
1 530	779	Cost of sales	896	15
		Operating income before		
706	394	the following items:	263	(33)
51	24	Depreciation	28	
–	–	Goodwill amortised	1	
		Surplus on disposal of property,		
(2)	(1)	plant and equipment	(2)	
657	371	Operating income	236	(36)
(8)	(4)	Dividends received	(4)	
101	46	Finance costs – net	62	35
564	329	Income before loss on discontinuance	178	(46)
167	–	Loss on discontinuance	–	
397	329	Income before taxation	178	
123	106	Taxation	37	(65)
274	223	Income after taxation	141	
(1)	–	Attributable to outside shareholders	(1)	
275	223	**Income attributable to shareholders**	142	(36)
		Reconciliation of headline earnings		
275	223	Income attributable to shareholders	142	
120	–	Loss on discontinuance	–	
–	–	Goodwill amortised	1	
		Surplus on disposal of property,		
(1)	(1)	plant and equipment	(1)	
394	222	**Headline earnings**	142	(36)
112 609	112 062	Number of shares in issue (000)	112 730	1
		Weighted average number		
		of shares in issue (000)		
112 123	111 939	– basic	112 688	1
120 841	120 161	– diluted	121 946	1
		Earnings per share (cents)		
245,3	199,3	– basic	125,5	(37)
227,6	185,6	– diluted	115,9	(38)
		Headline earnings per share (cents)		
351,2	198,5	– basic	125,7	(37)
325,9	184,9	– diluted	116,1	(37)
94	57	Distribution to shareholders (cents)	34	(40)
57	57	– Interim	34	
37		– Final		
17,3%	18,9%	Operating margin	11,1%	(41)

Balance sheet

Audited 31 August 2001 R million	Reviewed 28 February 2001 R million		Reviewed 28 February 2002 R million
		Assets	
269	233	Non-current assets	**341**
127	126	Property, plant and equipment	146
6	7	Goodwill	53
10	13	Share incentive trusts	10
110	80	Investments	110
16	7	Deferred taxation	22
4 270	3 790	Current assets	4 373
359	382	Inventories	444
3 255	3 371	Accounts receivable	3 439
1	1	Taxation	3
655	36	Bank balances and cash	487
4 539	4 023	**Total assets**	4 714
		Equity and liabilities	
		Equity and reserves	
781	770	Share capital and premium	782
4	4	Non-distributable reserve	29
1 093	1 083	Retained income	1 197
42	64	Shareholders for dividend	38
1 920	1 921	Shareholders' equity	2 046
(1)	(1)	Outside shareholders' interest	17
1 577	1 294	Non-current liabilities	1 485
1 261	889	Interest-bearing long-term liabilities	1 155
316	405	Deferred taxation	330
1 043	809	Current liabilities	1 166
722	762	Non-interest-bearing	835
192	–	Interest-bearing	206
125	47	Taxation	115
4	–	Bank overdraft	10
4 539	4 023	**Total equity and liabilities**	4 714
110	80	Directors' valuation of unlisted investments	110
4	–	Capital expenditure authorised and contracted	–
52	40	Capital expenditure authorised but not yet contracted	21
680	691	Operating lease commitments	845
		The Group has no other material commitments or contingent liabilities.	
1 705,1	1 713,9	Net asset value per share (cents)	1 815,5
41,8%	44,4%	Gearing ratio (net)	43,2%

Abridged cash flow statement

Audited 12 months ended 31 August 2001 R million	Reviewed 6 months ended 28 February 2001 R million		Reviewed 6 months ended 28 February 2002 R million
541	398	Cash generated by operations	263
(329)	(431)	Increase in working capital	(192)
212	(33)	Cash generated by operating activities	71
(101)	(46)	Finance costs – net	(62)
8	4	Dividends received	4
(45)	(8)	Taxation paid	(38)
74	(83)		(25)
(99)	(35)	Dividends paid	(42)
(25)	(118)	Cash flows from operating activities	(67)
(87)	(11)	Cash utilised in investing activities	(136)
722	124	Cash utilised in financing activities	(91)
610	(5)	Net decrease in cash and cash equivalents	(294)
41	41	Cash and cash equivalents at beginning of period and acquired	771
651	36	Cash and cash equivalents at end of period	477
66	36	Capital expenditure incurred	38

Segmental analysis – 6 months ended 28 February 2002

		Russells	Joshua Doore	Bradlows
6 months ended 28 February 2002				
Revenue	Rm	726	522	320
Operating income	Rm	138	74	46
Depreciation	Rm	1	1	1
Total assets	Rm	1 326	930	587
Total current liabilities	Rm	217	177	111
Capital expenditure	Rm	1	1	1
Operating margin	%	19,0	14,2	14,4
Cash price sales	Rm	442	325	208
Share of group sale of merchandise	%	32,6	24,1	15,4
Number of stores		194	146	94
Revenue per store	R000	3 744	3 578	3 399
Retail square meterage		132 735	115 353	67 027
Revenue per square metre	Rand	5 472	4 529	4 767
Number of employees		2 775	2 291	1 492
Revenue per employee	R000	262	228	214
Bad debts written off as a percentage of gross receivables	%	4,4	3,4	2,5
Debtors' arrears	%	12,2	10,9	10,6
Average length of the book	Months	14,8	14,8	13,6

Price 'n Pride	Giddys Electric Express	Abra	BoConcept	Corporate	Group
252	163	117	26		2 126
(7)	23	(9)	(3)	(26)	236
1	–	1	1	22	28
685	249	81	154	702	4 714
67	46	40	22	486	1 166
–	–	4	4	27	38
(2,9)	14,3	(7,9)	(12,5)		11,1
131	105	115	26		1 352
9,7	7,8	8,5	1,9		100,0
132	111	22	3		702
1 907	1 470	5 322	8 605		3 029
71 116	17 290	25 189	2 137		
3 541	9 435	4 648	12 080		
2 049	694	347	58	304	10 010
123	235	337	445		212
7,4	1,7				4,1
26,0	6,5				13,7
19,5	13,2				15,4

Segmental analysis – 6 months ended 28 February 2001

		Russells	Joshua Doore	Bradlows
6 months ended 28 February 2001				
Revenue	Rm	673	474	296
Operating income	Rm	175	91	55
Depreciation	Rm	1	1	1
Total assets	Rm	1 175	835	541
Total current liabilities	Rm	185	144	84
Capital expenditure	Rm	1	–	–
Operating margin	%	26,0	19,1	18,7
Cash price sales	Rm	407	292	186
Share of group sale of merchandise	%	34,3	24,6	15,6
Number of stores		190	141	91
Revenue per store	R000	3 545	3 362	3 255
Retail square meterage		130 725	111 836	65 732
Revenue per metre	Rand	5 152	4 239	4 507
Number of employees		2 764	2 262	1 542
Revenue per employee	R000	244	210	192
Bad debts written off as a percentage of gross receivables	%	1,4	2,1	1,5
Debtors' arrears	%	10,4	10,9	10,7
Average length of the book	Months	14,1	14,1	13,6

Price 'n Pride	Giddys Electric Express	Abra	BoConcept	Corporate	Group
344	147	27			1 961
51	25	–		(26)	371
1	–	–		20	24
908	221	50		293	4 023
93	52	18		233	809
–	–	2		33	36
14,9	16,9	0,0			18,9
182	95	27			1 189
15,3	7,9	2,3			100,0
170	101	18			711
2 021	1 458	1 494			2 759
92 970	16 289	21 331			
3 695	9 041	1 261			
2 432	658	316		302	10 276
141	224	85			191
2,4	0,8				1,7
25,2	5,2				13,8
20,6	12,4				14,8

Segmental analysis – year ended 31 August 2001

		Russells	Joshua Doore	Bradlows
Year ended 31 August 2001				
Revenue	Rm	1 287	916	578
Operating income	Rm	343	163	101
Depreciation	Rm	2	2	1
Total assets	Rm	1 209	847	545
Total current liabilities	Rm	180	145	87
Capital expenditure	Rm	1	1	1
Operating margin	%	26,7	17,8	17,5
Cash price sales	Rm	770	563	366
Share of group sale of merchandise	%	33,5	24,5	15,9
Number of stores		191	142	92
Revenue per store	R000	6 738	6 451	6 283
Retail square meterage		131 185	112 327	66 472
Revenue per square metre	Rand	9 811	8 155	8 695
Number of employees		2 667	2 221	1 483
Revenue per employee	R000	483	412	390
Bad debts written off as a percentage of gross receivables	%	3,5	4,3	3,4
Debtors' arrears	%	11,6	10,8	10,5
Average length of the book	Months	15,0	14,8	13,9

Price 'n Pride	Giddys Electric Express	Score	Abra	Corporate	Group
350	289	270	98		3 788
67	43	40	(11)	(89)	657
1	1	1	1	42	51
676	228		54	980	4 539
79	51		22	479	1 043
1	–		2	60	66
19,0	14,8	14,9	(11,4)		17,3
176	185	144	97		2 301
7,6	8,0	6,3	4,2		100,0
131	109		19		684
2 672	2 651		5 158		5 538
75 107	16 930		18 586		
4 660	17 070		5 273		
2 339	676		253	345	9 984
150	428		387		379
5,0	1,7				3,9
21,1	5,8				13,1
20,4	12,9				16,2

Statement of changes in equity

	Share capital R million	Share premium R million	Non-distri-butable reserve R million	Retained income R million	Share-holders for dividend R million	Total R million
Balance at 31 August 2000	5	757	–	924	35	1 721
Income attributable to shareholders				223		223
Distributable to shareholders				(64)	64	–
Paid to shareholders					(35)	(35)
Translation of foreign entity			4			4
Issue of share capital	1	7				8
Balance at 28 February 2001	6	764	4	1 083	64	1 921
Income attributable to shareholders				52		52
Distributable to shareholders				(42)	42	–
Paid to shareholders					(64)	(64)
Translation of foreign entity						–
Issue of share capital		11				11
Balance at 31 August 2001	6	775	4	1 093	42	1 920
Income attributable to shareholders				142		142
Distributable to shareholders				(38)	38	–
Paid to shareholders					(42)	(42)
Translation of foreign entity			25			25
Issue of share capital		1				1
Balance at 28 February 2002	6	776	29	1 197	38	2 046

Accounting policies: The accounting policies used in the preparation of the interim profit announcement are consistent with those applied in the previous year ended 31 August 2001.

Commentary

Operating environment

During the period under review, market conditions in the durable credit retail market remained under pressure and the overtraded environment continued to impact negatively on product margin. Huge demands on the disposable income of the Group's target market have further exacerbated the situation.

Financial overview

On 28 January 2002, the Group informed the market of trading for the first four months ending December 2001. It was announced that as part of the Group's ongoing credit risk review and the development of its new credit granting model, changes to the existing credit application and evaluation process were put in place. These measures were introduced in November 2001 to reduce credit risk during the peak Christmas trading period.

The new credit granting process resulted in an increase in deposits and cash sales and a consequent decline in Group finance income earned. While this action has a short-term impact on revenue, it has reduced risk.

In accordance with its strategy, the Group maintained strict cost controls relating to operating expenses for southern Africa, excluding marketing and receivables related costs, increasing by a mere 3%. Marketing expenses for the period grew by 14%, a strategy adopted to compensate for the anticipated impact of the more stringent credit granting criteria.

During the period under review, the Group increased revenue by 8% to R2,1 billion (2001: R1,9 billion). Attributable income decreased 36% and earnings of R142 million (R223 million) were reported. Headline earnings per share declined 37% to 125,7 cents (198,5 cents).

Total sales of merchandise increased by a pleasing 14% to R1,4 billion. Local sales increased by 4% (like-on-like growth of 5% was achieved). Cost of sales increased in line with the increase in sale of merchandise. Operating income decreased 36% to R236 million (2001: R371 million).

Finance charges earned grew 5%, in line with local credit sales. Financial services decreased by 8% due largely to an increase in cash sales from 15% to 20% and growth in average deposits from 11% to 14%.

Receivables grew 2% year on year. The average length of the book shortened to 15,4 months compared with 16,2 months reported at the previous year end.

Net cash generated improved by R104 million over the comparative period. Cash tax payments increased substantially by R30 million reflecting the marginal growth of receivables and the consequent reduction in Section 24 allowances. Cash utilised in investing activities increased by R125 million, of which R102 million related to the acquisition and funding of BoConcept®. Cash utilised in financing activities of R91 million related to the redemption of interest-bearing borrowings.

Gearing of 43,2% remains well within the Group's stated gearing range objective of 35% to 50%.

The arrears percentage remained at similar levels to that of the comparative period. An additional R88 million was expended in insurance premiums for bad debts, bad debt provisions and write-offs.

Insurance cover for the Group's South African bad debts continues to be adequate.

Total inventories increased by 16%. Inventories for southern Africa were maintained at similar levels to those of the comparative period after taking into account inflation of 8% over the full range of products. Total inventories of R444 million include both Abra and BoConcept®.

Outlook for local durable credit retail market

In order to more accurately assess a potential customer's ability to service additional debt, an extensive study of a representative sample of the Group's debtors across all brands was conducted. This process was assisted by the Group's Enterprise Data Warehouse (EDW) on customer and product information. The results showed that more stringent credit vetting was no longer an answer in itself as increasingly more debtors now fall within the gap between traditional credit bureau services and the micro lending industry.

The next phase of the credit risk review process was implemented in March this year with individual branch credit scoring, taking into account the effectiveness of each branch's ability to manage its receivables. This process has been successful in predicting the payment behaviour of debtors with a particular status in a specific geographical area. This has resulted in a reduction of risk allowing for greater levels of predictability at store level.

Our investment in EDW positions the Group well to leverage off the vital business tools and processes in place. The Group's technology and user-friendly information is a key differentiator.

Nedcor alliance

During the period, R119 million in loans was generated through 178 Peoples Bank "in-store points of presence". The Group is expected to have a total of 200 "in-store points of presence" by the end of the calendar year.

The anticipated contribution from this alliance will not materialise in the current financial year. This is due in the main to a delay in the rollout of additional products as prevailing economic circumstances necessitate a more cautious approach. Month-on-month growth confirms the potential of this venture and a meaningful contribution can be expected in the next financial year. All parties concerned are positive regarding the alliance's ability to generate future profits.

Poland

The Group is pleased to report revenue growth from R27 million to R117 million for the period under review. Like-for-like sales grew by 50% (an average rand rate of exchange to zloty of 2,5 was used).

The Group's newer stores yield a 10% return on sales. Of the 22 existing stores, eight do not as yet make an income contribution.

The opportunity remains to increase margins. Ongoing attention will also be placed on the training and development of local staff. This operation is expected to make a positive contribution within the next financial year.

United Kingdom

The integration of the recently acquired BoConcept® stores has been successfully completed. Revenue of R26 million was achieved

for the period under review (an average rand rate of exchange to sterling of 14,8 was used).

A store was opened in Brighton on 27 December 2001 and a fourth store was recently opened in Southampton. Stores in Cardiff and Glasgow will open within the calendar year and additional opportunities are being pursued.

The Group remains confident that BoConcept® presents a unique and lucrative opportunity for the Group's global expansion.

Group prospects

The trading conditions experienced during this period are expected to continue for the balance of the financial year. While the short to medium-term future for the local durable credit retail market will remain constrained, the Group is well positioned to prosper beyond the short-term vagaries of the market. The focus will remain on strengthening the quality of the Group's asset base without losing market share. The actions taken and those to follow will clearly prove that management remains committed to the delivery of sustainable, above-average earnings growth in the long-term. The 2003 financial year will reap the benefits from the Nedcor alliance and the Group's expansion in Poland and the United Kingdom.

Dividend

The directors have resolved to declare dividend No. 37 of 34 cents (2001: 57 cents) per ordinary share, being the interim dividend for the six months ended 28 February 2002.

The last day to trade "CUM" dividend will be Friday, 17 May 2002. The shares of JD Group will commence trading "EX" dividend from the commencement of business on Monday, 20 May 2002, and the record date will be Friday, 24 May 2002. The dividend will be paid on Monday, 27 May 2002. Share certificates may not be dematerialised or rematerialised between Monday, 13 May 2002 and Friday, 24 May 2002, both days inclusive.

Review by the independent auditors

The financial information has been reviewed, but not audited, by Deloitte & Touche, whose unqualified review report is available for inspection at the company's registered office.

For and on behalf of the board

David Sussman
Executive Chairman

Gerald Völkel
Financial Director

Johannesburg
3 May 2002

Administration

JD GROUP LIMITED

REGISTRATION NUMBER
1981/009108/06

SHARE CODE
JDG

ISIN CODE
ZAE000030771

REGISTERED OFFICE
11th Floor, JD House, 27 Stiemens Street, Braamfontein,
Johannesburg, 2001
(PO Box 4208, Johannesburg, 2000)
Telephone: +27 11 408-0408
Telefax: +27 11 408-0604

TRANSFER SECRETARIES

South Africa Computershare Services Limited,
2nd Floor, Edura House, 41 Fox Street,
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)
Telephone: +27 11 370-7700
Telefax: +27 11 688-7716

Namibia Transfer Secretaries (Proprietary) Limited,
Shop 132, Kaiserkrone Centre,
Post Street Mall, Windhoek, Namibia
(PO Box 2401, Windhoek, Namibia)
Telephone: +264 61 227647
Telefax: +264 61 248531

EXECUTIVE DIRECTORS: I D Sussman (Executive Chairman), H C Strauss (Managing), J L Bezuidenhout, N W E Thomson (British), G Völkel

NON-EXECUTIVE DIRECTORS: M E King, D Konar, I S Levy, M Lock, M J Shaw

COMPANY SECRETARY: M I Jaye CA(SA)

www.jdg.co.za

e-mail: info@jdg.co.za

GRAPHICOR 26662